UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 23 April 2019

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

RESIGNATION OF A COMPANY SECRETARY

This SENS announcement is being issued in terms of Section 3.59 of the Listings Requirements of JSE Limited ("JSE").

The Board hereby informs the shareholders of Gold Fields Limited that the Company Secretary, Ms Lucy Mokoka has tendered her resignation with effect from 18 April 2019 and her last working day is 28 June 2019. Ms Mokoka was appointed as Company Secretary on 14 September 2014.

The Board would like to thank Ms Mokoka for her valued contribution and wishes her well in her future endeavors.

The process to appoint a new Company Secretary is underway and an announcement in this regard will be made in due course.

23 April 2019
Sponsor
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 23 April 2019

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer